September 3, 2004


via U.S. mail and facsimile

Bruce Beattie
Chief Executive Officer
Sub Surface Waste Management of Delaware, Inc.
6451-C El Camino Real
Carlsbad, CA 92009

Sub Surface Waste Management of Delaware, Inc.
Form SB-2 filed August 6, 2004
File No. 333-117994

Dear Mr. Beattie:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General Comments
1. Please update your disclosure as of the most recent practicable date.
2. We note that during the term of the equity line agreement, Fusion has the ability, in its discretion, to convert any or all of the bridge loan to common shares and exercise warrants for common shares that are being registered for resale on this registration statement. Note that we believe that agreements that give investors the right to acquire additional securities at the same time or after the issuer exercises its "put" may give investors the ability to make investment decisions that render the investor not irrevocably bound and the transaction incomplete. See March 31, 2001 update to our Current Issues Outline. Please tell us what consideration you have given to this issue. We may have additional comments upon review of your response.

Special Note Regarding Forward-Looking Statements
3. Please revise your disclosure to eliminate the reference to the safe harbor provisions of the Private Securities Litigation Reform Act, as they do not apply to forward-looking statements by issuers of penny stock. Please make similar revisions on page 38.

Summary Information, page 1
4. We note that you are registering for resale a total of 9,800,000 shares on behalf of Fusion Capital. Please revise your disclosure to provide a breakdown of how many Commitment Shares, Warrant Shares and Purchase Shares you are registering pursuant to the Registration Rights Agreement with Fusion Capital.

Risk Factors, page 3
5. Several of your risk factors include the phrases "there can be no assurance" or "we cannot assure you." The real risk is that the event will happen, not your inability to assure the reader. Please revise so that the significant, underlying risk to the Company and its investors is clear.

The sale of our common stock to Fusion Capital may cause dilution, page 9
6. Please revise your disclosure to state that by periodically selling shares into the market, Fusion Capital could sell more than 9.9% of your outstanding shares.
7. Please also revise this risk factor to clarify that there may be substantial dilution to existing shareholders in the event your stock price declines and you are required to issue more shares than estimated to raise funds under the equity line.

The market price of our common shares is particularly volatile, page
11
8. We note the disclosure in the first paragraph of this risk factor regarding acceptance of your proprietary technology as a viable method of augmenting the immune response of clearing viruses and toxins from human blood. However, we do not see a corresponding discussion in the Description of Business section. Please revise or advise.



Use of Proceeds, page 14
9. Please revise this section to provide more specificity with regard to your intended use of proceeds.
10. Please revise your disclosure to clearly state the amount and use of proceeds that you expect to raise in this offering pursuant to the Purchase Shares that are being registered assuming various market prices. Please consider using a tabular format.
11. Please also disclose that in order to receive any additional advances under the equity line, beyond what you receive upon the sale of the shares currently being registered, you will have to file a new registration statement.

The Fusion Transaction, page 15
12. Please revise your disclosure to state, if true, that Fusion Capital intends to promptly sell any shares received pursuant to the Common Stock Purchase Agreement.
13. Please revise your disclosure to clarify, based on a recent market price and the number of Purchase Shares that you are registering, the maximum amount that you will be able to raise pursuant to shares registered on this registration statement. Please also disclose that to raise additional amounts under the Common Stock Purchase Agreement, you will need to file a new registration statement.
14. We note that your agreement with Fusion Capital states that in the Company will not effect any sale that would cause Fusion or its affiliates to own in excess of 9.9% of your outstanding common stock. Please note that the determination of affiliate status is not based upon any "bright-line" test regarding percentage ownership.
15. We note that you estimate the maximum number of shares that you will sell to Fusion Capital under the Common Stock Purchase Agreement is 12 million shares, assuming Fusion purchases all $6.0 million of common stock. Please revise this disclosure based on recent share prices.
16. We note that in the event the 9.9% limitation is reached, Fusion would still be obligated to pay $12,500 on each trading day, unless the common stock purchase agreement is suspended. Please revise your disclosure to discuss how and when Fusion will receive its shares once its ownership position falls below the 9.9% threshold. We note the statement in Section 1(d)(1) of the equity line agreement and on page 15 of the prospectus that if Fusion reaches the 9.9% limitation and then subsequently falls below it, Fusion will have the "right" to acquire additional shares. Revise your disclosure to discuss this right, including for example, what Fusion has to do to exercise it. Also explain whether this means that Fusion has the right to purchase shares in consideration for amounts that it paid during periods when it was above the 9.9% threshold. We may have additional comments upon review of your response.
17. Supplementally advise us why you are registering the Commitment Shares when Section 4(f) of the Common Stock Purchase Agreement appears to prohibit sales of such securities for a period of two years.

No Variable Priced Financings, page 18
18. Please revise your disclosure to define the terms "variable priced equity" and "variable priced equity-like securities."

Selling Security Holders, page 19
19. Please supplementally identify any selling shareholders who are broker-dealers, or affiliates of broker-dealers. For each selling shareholder that is a broker dealer, revise your disclosure to state that they are underwriters. If any of the selling shareholders are affiliates of broker-dealers please state, if true, that they:

- purchased in the ordinary course of business; and

- at the time of the purchase of the securities to be resold, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

If you are unable to make these statements in the prospectus, the disclosure must state that the sellers are also underwriters.
20. For each selling shareholder that is not a public entity, please identify all natural persons who have voting and/or investment control over the shares owned by each entity and their relationships to these entities.
21. We note that the Common Stock Purchase Agreement requires the Company to file a registration statement covering the sale of the Commitment Shares, Warrant Shares, Signing Shares and at least 12,000,000 Purchase Shares. Since you are only registering 9,800,000 shares for sale by Fusion Capital, supplementally advise us of any potential implications of failure to register at least 12,000,000 Purchase Shares.

Plan of Distribution, page 21
22. Please tell us what consideration you have given to disclosing, under Item 508 of Regulation S-B, that the Commitment Shares issued to Fusion Capital constitute underwriter compensation.
Management`s Discussion and Analysis of Financial Condition ..., page
38

Results of Operations for the Six Month Period Ended March 31, 2004
23. Please revise your disclosure to explain your reference in the third paragraph to the filing of the 15C211.

Legal Proceedings, page 22
24. Supplementally confirm, if true, that there are no legal proceedings required to be disclosed pursuant to Item 103 of Regulation S-K. Please note that the disclosure requirements of Item 103 do not depend on whether the Company believes that the disposition of claims will or will not have a material effect on the business or financial condition of the Company.

Security Ownership of Certain Beneficial Owners and Management, page
25
25. Please revise your footnote disclosure to indicate, if true, that U.S. Microbics has voting and investment control over the shares held by USM Capital.

Description of Securities, page 26
26. Please revise the last sentence of the first paragraph to clarify that the board has designated 2,000,000 of the preferred shares as Series B Preferred Stock.

Description of Business, page 31
27. We note that West Coast Fermentation is your sole supplier of microbial products. Please revise your disclosure to discuss whether alternate sources are available.
28. Please revise your disclosure to discuss how you market your products and services.

Government Regulation, page 36
29. Please revise your disclosure to discuss the regulatory approvals required for use of your bioremediation products.

Executive Compensation, page 47

Aggregated Option Exercises and Fiscal Year-End Option Value Table, page 48
30. Please revise your disclosure to briefly explain how you arrived at the "Value of Unexercised, In-The-Money Options."
Sub Surface Waste Management - Consolidated Balance Sheets
31. We note the line item "Costs and estimated profit in excess of billings" appears to be increasing, while sales are decreasing. Please consider revising your MD&A section to provide a discussion of this apparent trend.

PART II

Recent Sales of Unregistered Securities, page 50
32. Describe the facts you relied upon to determine that the offers and sales were exempt from registration under the Securities Act.

Exhibits
33. Please ensure that you include all material contracts as exhibits to the registration statement, including your supply agreement with West Coast Fermentation Center, Inc.
34. Please provide the employment agreements with Messrs. Beattie and Mirzayi as exhibits to the registration statement.

Exhibit 5.1
35. Please revise the opinion to clarify, if true, that the outstanding shares of common stock to be sold by the selling shareholders are validly issued, fully paid and non-assessable.


Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934, as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please direct questions to Mark Austin at (202) 942-1884. In this regard, please do not hesitate to contact the undersigned at (202) 942-1950.


								Sincerely,


								Pamela Long
								Assistant Director

cc:	Nimish Patel, Esq.
Richardson & Patel LLP
	[via facsimile to (310) 208-1154]
Bruce Beattie
Sub Surface Waste Management of Delaware, Inc.
September 3, 2004
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

       DIVISION OF
CORPORATION FINANCE